FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

500 Bourke Street
Melbourne
ASX Announcement	Victoria 3000
Australia

Melbourne, Tuesday 27th January 2004

National focuses on strategic priorities

The National Australia Bank has sold its shareholdings in St George Bank, AMP Limited and HHG Plc.

The AMP and HHG shareholdings have been sold in block trades to Merrill Lynch. The St George shares are being sold in an overnight book-build which has been fully underwritten by Merrill Lynch.

Final details of the sale will be announced following the completion of the book-build.

The Chief Executive Officer of the National, Mr Frank Cicutto, said an in-principle decision to dispose of the shareholdings subject to market conditions and final approval was made late last year.

“Current market conditions have facilitated the sale of the shareholdings at an attractive profit to the National,” he said.

“Going forward, our priorities will be further integrating our banking and wealth management businesses, developing our European business and rebuilding market confidence in our risk management systems.”

For further information please contact:

Robert Hadler	Brandon Phillips
General Manager	Group Manager
Group Corporate Affairs	Group Corporate Relations

03 8641 3876 work	03 8641 3857 work
0404 805 675 mobile	0419 369 058 mobile

or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/

Susan E Crook

Date:	27 January 2004	Title:	Associate Company Secretary